

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Mark McKechnie
Chief Financial Officer
ACM Research, Inc.
42307 Osgood Road, Suite I
Fremont, CA 94539

      Re: ACM Research, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           File No. 001-38273

Dear Mark McKechnie:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Disclosure Review Program

cc: Michael Hedge